FILED BY MANPOWER INC.

PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY:  RIGHT MANAGEMENT CONSULTANTS, INC.

COMMISSION FILE NO. 001-31534

FOR IMMEDIATE RELEASE Contact: Tracy Shilobrit Manpower Inc. +1.414.906.6088 tracy.shilobrit@manpower.com	Charles J. Mallon or G. Lee Bohs Right Management Consultants +1.215.988.1588 charlie.mallon@right.com or lee.bohs@right.com

Manpower Inc. Completes Final Step in Acquisition

of Right Management Consultants, Inc.

MILWAUKEE, WI, USA, (January 23, 2004) – Manpower Inc. (NYSE: MAN), a world leader in the staffing industry, announced today the completion of the final step in its acquisition of Right Management Consultants, Inc., the world’s largest career transition and organizational consulting services firm.  After acquiring more than 90 percent of the outstanding shares of Right in its exchange offer, Manpower’s acquisition subsidiary was merged with Right today.  As a result, Right is now a wholly owned subsidiary of Manpower Inc.

In the merger, each outstanding share of Right common stock not tendered in the exchange offer was converted into the right to acquire 0.3874 of a share of Manpower common stock and cash for fractional shares, the same exchange rate as in the exchange offer.  Shares of Right will cease to trade on the New York Stock Exchange after today, January 23, 2004.

Within the next few days, Mellon Investor Services LLC will mail to former Right shareholders materials to be used for exchanging their Right certificates for the merger consideration.

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About Manpower Inc.

Manpower Inc. is a world leader in the staffing industry, providing workforce management services and solutions to customers through 4,000 offices in 63 countries. The firm annually provides employment to 2 million people worldwide and is an industry leader in employee assessment and training. Manpower also provides a range of staffing solutions, engagement and consulting services worldwide under the subsidiary brands of Brook Street, Elan, The Empower Group and Jefferson Wells.  More information on Manpower Inc. can be found at the company's Web site, www.manpower.com.

More information about Right Management Consultants, Inc. can be found at www.right.com.

MANPOWER INC. • P.O. BOX 2053 • 5301 N. IRONWOOD RD., MILWAUKEE, WI  53201 • USA • PHONE +1.414-961-1000 • www.manpower.com